UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549
                                 FORM 10-Q SB/A

(X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the quarter report ended March 31, 2000
                                       or

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from to ___________

                        Commission File number 000-28581

                             TRIAD INDUSTRIES, INC.
   (Exact name of small business issuer as registrant as specified in charter)

         Nevada                                          88-0422528
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                        Identification No.)

            16935 W. Bernardo Drive, Suite 232, San Diego, CA. 92127
                     (Address of principal executive office)

          Registrants telephone no., including area code (858) 618-1710


     Check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), Yes [X] No [ ] and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

                      APPLICABLE ONLY TO CORPORATE ISSUERS:

     Indicate the number of shares outstanding of each of the issuers classes of common stock, as of the last practicable date.

         Class                              Outstanding as of  March 31, 2000
Common Stock, $0.001                                  6,598,418


                                        i




                                TABLE OF CONTENTS
                          PART 1. FINANCIAL INFORMATION

Heading                                                               Page

Item 1.               Consolidated Financial Statements               1-2

                      Consolidated Balance Sheets December 31, 1999
                         And March 31, 2000                           3-4

                      Consolidated Statements of Operations three months
                         Ended March 31, 2000 and  1999               5

                      Consolidated Statements of Stockholders Equity  6-7

                      Consolidated Statements of Cash Flows three months
                           Ended March 31, 2000 and  March 31, 1999   8

                      Notes to Consolidated Financial Statements      9-18

Item 2.               Managements Discussion and Analysis and
                           Result of Operations                       19



                           PART II. OTHER INFORMATION

Item 1.               Legal Proceedings                               19

Item 2.               Changes in Securities                           19

Item 3.               Defaults Upon Senior Securities                 19

Item 4.               Submission of Matter to be a Vote of            19
                          Securities Holders

Item 5.               Other Information on Form 8-K                   20

Item 6.               Exhibits and Reports on 8K                      20

                      Signatures                                      S-1








                                       ii

                          PART 1 FINANCIAL INFORMATION

                           Item 1. Financial Statement


     The accompanying unaudited financial statements have been prepared in accordance with the instructions for Form 10-Q pursuant to the rules and regulations of the Securities and Exchange Commission and, therefore, do not include all information and footnotes necessary for a complete presentation of the financial position, results of operations, cash flows, and stockholders equity in conformity with generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature.

     The unaudited balance sheet of the Company as of March 31, 2000, and the related audited balance sheet of the Company as of December 31, 1999, the unaudited statement of operations and cash flows for the three months ended March 31, 2000 and March 31, 1999 the audited statements of stockholders equity for the period from December 31, 1997 through December 31, 1999 and the unaudited statement of stock holders equity for the three months from January 1, 2000 through March 31, 2000 are attached hereto and incorporated herein by this reference.

     Operating results for the quarters ended March 31, 2000 are not necessarily indicative of the results that can be expected for the year ending December 31, 2000.








                                        1
                                ARMANDO C. IBARRA
                          CERTIFIED PUBLIC ACCOUNTANTS
                          ( A Professional Corporation)


Armando C. Ibarra,
C.P.A.
Members of the California Society of
Armando Ibarra, Jr.,
C.P.A.
Certified Public Accountants



To the Board of Directors
Triad Industries, Inc.
(Formerly RB Capital & Equities, Inc.)
RB Courtyard, Suite 232
16935 W. Bernardo Drive
San Diego, CA  92126

We have restated the reviewed accompanying consolidated balance sheets of Triad Industries, Inc. (formerly RB Capital & Equities, Inc.) as of March 31, 2000 the related statements of income, changes to stockholders equity, and cash flows for the three months then ended, in accordance with Statements on Standards for Accounting Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Triad Industries, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The information included in the accompanying schedules of selling and administrative expenses is presented only for supplementary analysis purposes. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, and we are not aware of any material modifications that should be made to it.



__________________________________
ARMANDO C. IBARRA, C.P.A. - APC


May 12, 2000


                             TRIAD INDUSTRIES, INC.
                     (Formerly RB Capital & Equities, Inc.)
                           Consolidated Balance Sheets
                          As of March 31, 2000 and 1999
                                     ASSETS
                                                  Three Months
                                                      Ended          Year Ended
                                                     March 31,      December 31,
                                                       2000             1999
         Current Assets
            Cash                                   $    23,415      $    43,236
            Accounts receivable                        354,883          345,235
           Marketable securities                       707,769          454,460
            Impound account                              4,062            4,062
            Assets held for sale                     1,208,195        1,202,095
            Deferred tax benefit                       333,574          367,300

              Total Current Assets                   2,631,898        2,416,387


          Net Property and Equipment                 3,378,357        3,386,717

         Other Assets
            Investment in securities
            available for sale                         175,000          175,000
            Gift Certificates                            6,000            6,000
            Loan fees                                  143,779          143,779
            Accumulated amortization                  (107,835)         (71,890)
              Total Other Assets                       216,944          252,889
                TOTAL ASSETS                       $ 6,227,199      $ 6,055,993





                             TRIAD INDUSTRIES, INC.
                     (Formerly RB Capital & Equities, Inc.)
                           Consolidated Balance Sheets
                          As of March 31, 2000 and 1999
                      LIABILITIES AND STOCKHOLDERS' EQUITY
                                                    Three Months
                                                       Ended         Year Ended
                                                      March 31,     December 31,
                                                        2000              1999
Current Liabilities
   Accounts payable                                $     7,109      $    20,963
   Loans payable                                       166,169           90,715
   Greentree lease                                       1,307            1,655
   Taxes payable                                        16,855           16,855
   Line of credit                                       20,597           25,121
   Security deposits                                    40,775           39,865
   Notes payable on assets
   held for sale                                       914,515          918,966

   Trust deeds and mortgages                         2,782,500        2,782,500


     Total Current Liabilities                       3,949,827        3,896,640
       TOTAL LIABILITIES                             3,949,827        3,896,640
Stockholders' Equity
   Preferred stock ($1.00
   par value, 10,000,000 shares
   authorized 850,000 and 700,000
   shares issued                                       850,000          850,000
   and outstanding for 2000 and
   1999, respectively.)

   Common stock ($0.001 par value,
   50,000,000 shares
   authorized 6,598,418 and
   6,403,418 shares issued
   and outstanding for 2000 and 1999,
   respectively.)                                        6,598            6,403

   Paid in capital                                   2,067,116        2,044,991
   Stock subscription receivable                       (62,500)         (62,500)
   Retained earnings                                  (608,892)        (679,540)


     Total Stockholders' Equity                      2,252,322        2,159,354
TOTAL LIABILITIES
 & STOCKHOLDERS' EQUITY                            $ 6,202,149      $ 6,055,993






                             TRIAD INDUSTRIES, INC.
                     (Formerly RB Capital & Equities, Inc.)
                      Consolidated Statements of Operations
               For the Three Months Ended March 31, 2000 and 1999
                                                   Three Months    Three Months
                                                      Ended           Ended
                                                    March 31,        March 31,
                                                      2000              1999
REVENUES
   Consulting income                                $    93,964     $   119,175
   Rental income                                        166,856          59,420
   Cost of revenues                                     (17,400)        (61,138)
Total Revenues                                          243,420         117,457
OPERATING COSTS
   Depreciation & Amortization                           85,040          21,091
   Administrative Expenses                              166,897          82,711
Total Operating Costs                                   251,937         103,802
OTHER INCOME & (EXPENSES)
   Interest Income                                          317               0
   Other Income                                               0             825
  Cost of sales of marketable securities                (15,198)              0
   Unrealized gain on sale of
   marketable securities                                253,309          89,374
    Net gain / (loss) on disposable assets                4,500               0
   Utility Charges                                        1,250               0
   Fee Income                                                20               0
   Interest expense                                    (106,259)        (38,767)
Total Other Income & Expenses                           137,940          51,432
NET INCOME (LOSS) BEFORE TAXES                          129,423          65,087
PROVISION FOR INCOME TAXES  (BENEFIT)                    33,726           9,763
NET INCOME (LOSS)                                   $    95,697     $    55,324
BASIC EARNINGS (LOSS) PER SHARE                     $    0.0147     $    0.0125
                                                                         0.0125
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING
                                                      6,514,585       4,414,799
DILUTED EARNINGS (LOSS) PER SHARE                   $    0.0116     $   0.0119

WEIGHTED AVERAGE OF DILUTED
COMMON SHARES OUTSTANDING
                                                      8,214,585       4,663,688





                             TRIAD INDUSTRIES, INC.
                     (Formerly RB Capital & Equities, Inc.)
                 Consolidated Statement of Stockholders' Equity
                    From December 31, 1997 to March 31, 2000

                                                  Preferred     Common    Common
                                             Shares    Stock     Shares    Stock

 Balance, December 31, 1997                        -   -   2,339,529       2,340

Common stock issued June 17,1998
for securities valued @ $1.07 per share            -   -      13,200          13

Common stock issued June 17, 1998 for

securities valued @ $.90066 per share              -   -      60,000          60

Common stock issued June 17, 1998
for securities valued @ $.084 per share            -   -      15,000          15

Common stock issued June 17, 1998
for note payable @ $.334 per share                 -   -      30,480          30

Common stock issued June 17, 1998
for securities valued @ $.334 per share            -   -     135,000         135

Common stock issued June 17, 1998
for services (officers) valued @ $.334
per share                                          -   -     300,000         300

Common stock issued November 4,
1998 for subscription receivable
 @ $.166 per share                                 -   -     375,000         375

Common stock issued December 31, 1998
for note payable @ $.3234 per
share                                              -   -      18,750          19

Common stock issued December 31, 1998
for management fees @ $.334 per share              -   -      60,759          61

Common stock issued December 31, 1998
for note payable @ $.334 per share                 -   -      60,486          60

Common stock issued December 31,1998
for securities valued @ $.206 per share            -   -     225,000         225

Contributed capital                                -   -           -           -

Net loss for the year ended
December 31,1998                                   -   -           -           -

Balance, December 31, 1998                         -   -   3,633,204       3,633




                                           Additional       Stock
                                            Paid in     Subscription  Retained
                                            Capital       Receivable  Earnings



 Balance, December 31, 1997               $  634,656       $    -    $   95,266

Common stock issued June 17,1998
for securities valued @ $1.07 per share       14,105            -             -

Common stock issued June 17, 1998 for

securities valued @ $.90066 per share         53,980            -             -

Common stock issued June 17, 1998
for securities valued @ $.084 per share        1,245            -             -

Common stock issued June 17, 1998
for note payable @ $.334 per share            10,150            -             -

Common stock issued June 17, 1998
for securities valued @ $.334 per share       44,955            -             -

Common stock issued June 17, 1998
for services (officers) valued @ $.334
per share                                     99,900            -             -

Common stock issued November 4,
1998 for subscription receivable
 @ $.166 per share                            62,375        (62,500)          -

Common stock issued December 31, 1998
for note payable @ $.3234 per                  6,063
share                                          6,044            -             -

Common stock issued December 31, 1998
for management fees @ $.334 per share         20,233            -             -

Common stock issued December 31, 1998
for note payable @ $.334 per share            20,142            -             -

Common stock issued December 31,1998
for securities valued @ $.206 per share       46,175            -             -

Contributed capital                            1,717            -             -

Net loss for the year ended
December 31,1998                                   -            -       (62,126)

Balance, December 31, 1998                 1,015,677      (62,500)       33,140




                                           Total

 Balance, December 31, 1997               $ 732,262

Common stock issued June 17,1998
for securities valued @ $1.07 per share      14,118

Common stock issued June 17, 1998 for

securities valued @ $.90066 per share        54,040

Common stock issued June 17, 1998
for securities valued @ $.084 per share       1,260

Common stock issued June 17, 1998
for note payable @ $.334 per share           10,180

Common stock issued June 17, 1998
for securities valued @ $.334 per share      45,090

Common stock issued June 17, 1998
for services (officers) valued @ $.334
per share                                   100,200

Common stock issued November 4,
1998 for subscription receivable
 @ $.166 per share                              250

Common stock issued December 31, 1998
for note payable @ $.3234 per
share                                         6,063

Common stock issued December 31, 1998
for management fees @ $.334 per share

Common stock issued December 31, 1998
for note payable @ $.334 per share           20,202

Common stock issued December 31,1998
for securities valued @ $.206 per share      46,400

Contributed capital                           1,717

Net loss for the year ended
December 31,1998                            (62,126)

Balance, December 31, 1998                  989,950










                             TRIAD INDUSTRIES, INC.
                     (Formerly RB Capital & Equities, Inc.)
           Consolidated Statement of Stockholders' Equity (continued)
                    From December 31, 1997 to March 31, 2000


                                      Preferred   Preferred  Common      Common
                                        Shares      Stock     Shares      Stock

Balance, December 31, 1998                 -           -   3,633,204       3,633

 Recapitalization (Note 1)                 -           -     526,672         527

 Common stock issued March 15, 1999
 for services valued @ $0.63 per share     -           -     313,942         314

Common stock issued on March 15,
 1999 for the purchase of Gam
 Properties, Inc. @ $0.63 per
share                                      -           -   1,120,000       1,120

 Preferred stock issued on March
15, 1999 for the purchase of Miramar Road
 Associates, LLC @ $1.00 per share   700,000     700,000           -           -

Preferred stock issued September 1999
 in exchange for 1.5 million
shares of
 Pro Glass Technologies, Inc. common
 stock valued @ $1.00 per share      150,000     150,000           -           -

 Stock subscription receivable             -           -           -           -

Common Stock issued December
 1999 for cash @ $0.22 per share           -           -     320,000         320

 Common Stock issued December 1999
 for management fees @ $0.06 per share     -           -     489,600         489

 Net loss for the year ended
 December 31, 1999                         -           -           -           -

 Balance, December  31, 1999         850,000   $ 850,000   6,403,418   $   6,403


 Stock issued on January 5, 2000
 to Directors @ $0.06 a share              -           -      72,000          72

Stock issued on March 1, 2000
forservices rendered @ $0.15 a share       -           -     123,000         123

 Net lncome for the three months ended
 March 31, 2000                            -           -           -           -

 Balance, March  31, 2000            850,000   $ 850,000   6,598,418   $   6,598




                                        Additional        Stock
                                          Paid in       Subscription   Retained
                                          Capital       Receivable     Earnings

Balance, December 31, 1998               1,015,677       (62,500)        33,140

 Recapitalization (Note 1)                   33,396       (20,000)             -

 Common stock issued March 15, 1999
 for services valued @ $0.63 per share      196,527             -              -

Common stock issued on March 15,
 1999 for the purchase of Gam
 Properties, Inc. @ $0.63 per
share                                       698,880             -              -

 Preferred stock issued on March
15, 1999 for the purchase of Miramar Road
 Associates, LLC @ $1.00 per share                -             -              -

 Preferred stock issued September 1999
 in exchange for 1.5 million
shares of
 Pro Glass Technologies, Inc. common
 stock valued @ $1.00 per share                   -             -              -

 Stock subscription receivable                    -        20,000              -

 Common Stock issued December
 1999 for cash @ $0.22 per share             71,625             -              -

 Common Stock issued December 1999
 for management fees @ $0.06 per share       28,886             -              -

 Net loss for the year ended
 December 31, 1999                                -             -      (712,680)

 Balance, December  31, 1999            $ 2,044,991   $   (62,500)  $  (679,540)


 Stock issued on January 5, 2000
 to Directors @ $0.06 a share                 4,248             -              -

Stock issued on March 1, 2000
forservices rendered @ $0.15 a share         17,877             -              -

 Net lncome for the three months ended
 March 31, 2000                                   -             -         95,697

 Balance, March  31, 2000              $ 2,067,116   $   (62,500)   $  (583,842)





                                                Total

Balance, December 31, 1998                      989,950

 Recapitalization (Note 1)                       13,923

 Common stock issued March 15, 1999
 for services valued @ $0.63 per share          196,841

Common stock issued on March 15,
 1999 for the purchase of Gam
 Properties, Inc. @ $0.63 per
share                                           700,000

 Preferred stock issued on March
15, 1999 for the purchase of Miramar Road
 Associates, LLC @ $1.00 per share              700,000

 Preferred stock issued September 1999
 in exchange for 1.5 million
shares of
 Pro Glass Technologies, Inc. common
 stock valued @ $1.00 per share                 150,000

 Stock subscription receivable                   20,000

 Common Stock issued December
 1999 for cash @ $0.22 per share                 71,945

 Common Stock issued December 1999
 for management fees @ $0.06 per share           29,375

 Net loss for the year ended
 December 31, 1999                             (712,680)

 Balance, December  31, 1999                $ 2,159,354


 Stock issued on January 5, 2000
 to Directors @ $0.06 a share                     4,320

Stock issued on March 1, 2000
forservices rendered @ $0.15 a share             18,000

 Net lncome for the three months ended
 March 31, 2000                                  95,697

 Balance, March  31, 2000                   $ 2,277,372





                             TRIAD INDUSTRIES, INC
                     (Formerly RB Capital & Equities, Inc.)
                      Consolidated Statements of Cash Flows
               For the Three Months  Ended March 31, 2000 and 1999
                                              Three Months   Three Months
                                                 Ended          Ended
                                               March 31,       March 31,
                                                 2000            1999
CASH FLOWS FROM OPERATING ACTIVITIES
      Income (loss) from operations               95,697       65,087
      Depreciation & amortization expense         85,040       21,091
     (Increase) in accounts receivable            (9,648)     (12,858)
     (Increase) in prepaid rent                        0        2,895
      Unrealized (gain) on available
      for sale securities                       (253,309)     (58,332)
     (Increase) in assets held for sale           (6,100)           0
     (Decrease) in accounts payable              (13,864)     (23,023)
      Increase in loans payable                   75,454       22,213
     (Decrease) in line of credit                 (4,524)           0
      Increase in security deposits                  910          625
      Deferred tax benefit                        33,726            0
      Common stock issued for services            22,320            0

     Net Cash provided by
     operating activities                         25,702       17,698

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of fixed assets                   (40,723)           0

     Net cash used by investing activities       (40,723)           0

CASH FLOWS FROM FINANCING ACTIVITIES
     Investment Property Mortgages                     0          (98)
     Greentree Lease                                (348)        (566)
     Mortgage Principal                           (4,451)      (4,288)

     Net cash provided by
     financing activities                         (4,799)      (4,952)

    Net increase (decrease) in cash              (19,821)      12,746
    Cash at beginning of period                   43,236       17,620
    Cash at end of period                      $  23,415    $  30,366

    Supplemental  Cash Flow Disclosures
    Cash paid during the period for interest     106,259       38,767
    Schedule of Non-Cash Activities
    Common stock issued for services              22,320            0



   NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS


Triad Industries, Inc. (the Company) was incorporated under the laws of the State of Utah on November 25, 1985. The Company was originally known as Investment Marketing, Inc. Investment Marketing, Inc. was originally incorporated for the purpose of buying, selling, and dealing in real property. At a special meeting of the shareholders held June 6, 1990 the Company name was changed to Combined Communication, Corp. On June 7, 1990 the Company completed the merger and became a Nevada Corporation. On October 17, 1997, the Company met to amend the Articles of Incorporation. The name of the Company was changed to RB Capital & Equities, Inc.

On March 15, 1999, at a special meeting of the shareholders HRM (1) reversed its common stock on a one for ten (1:10) from 5,256,716 to 526,672 shares outstanding. Also at the meeting of shareholders, HRM ratified a plan of reorganization whereby Healthcare Resource Management would acquire 100% of the outstanding shares of common stock of RB Capital and its subsidiaries (Gam Properties and Miramar Road Associates) for 5,068,150 shares of HRM post split common stock and 700,000 shares of $1.00 preferred stock. The only significant shareholder was American Health Systems, Inc. who owned 373,333 of common shares before the merger and 1,120,000 of common stock after the merger. The 700,000 shares of preferred stock were issued to American Health Systems, Inc. for the note payable and the 99% interest RB Capital had acquired in Miramar Road Associates. 1,120,000 shares of common stock of the 5,068,150 shares issued to RB Capital & Equities, Inc. went to American Health Systems, Inc. in exchange for the 373,333 originally received from RB Capital & Equities, Inc. as consideration for 100% of Gam Properties. This 1,120,000 represents a 3 for 1 forward split of the 373,333 shares of RB Capital & Equities common stock. The acquisition was accounted for as a recapitalization of RB Capital because the shareholders of RB Capital & Equities, Inc. controlled HRM after the acquisition. Therefore, RB Capital & Equities, Inc. was treated as the acquiring entity for accounting purposes and HRM was the surviving entity for legal purposes.

On March 15, 1999 the shareholders also approved an amendment to the Articles of Incorporation changing the corporation name to Triad Industries, Inc. Triad Industries, Inc. is a holding Company with no operations of its own.

The Company has authorized 50,000,000 shares of $0.001 par value common stock.

The Company operates through its six subsidiaries:

1. RB Capital and Equities, Inc. is a financial services corporation that operates a merger and acquisition consulting business. The company does corporate filing and capital reorganization business for small emerging private and public client corporations.

2. Miramar Road Associates, LLC. owns and operates a 51,000 square foot commercial building.


NOTE 1.  ORGANIZATION AND DESCRIPTION OF BUSINESS (CONTINUED)

3. Gam Properties, Inc. owns and rents a seven unit, a four unit, and a three unit apartment building.

4. HRM, Inc. is presently inactive in the healthcare industry.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


a.  Accounting Method

The Companys financial statements are prepared using the accrual method of accounting. The company has elected a December 31, year end.

b.       Basis of Consolidation

The consolidated financial statements of Triad Industries, Inc. include those accounts of RB Capital & Equity Inc., Gam Properties Inc., Healthcare Resource Management Inc., and Miramar Road Associates, LLC. Triad Industries owns title to all of the assets and liabilities of the consolidated financial statement. All significant intercompany transactions have been eliminated.

c.  Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

d. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring. See note 2m regarding the Companies revenue recognition policy.



NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


e. Basis of Presentation and Considerations Related to Continued Existence (going concern)

The Companys financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Companys management intends to raise additional operating funds through operations and/or debt offerings.

f.  Intangibles

Intangible assets consist of loan fees arrived from refinancing of the Miramar building. The loan fees are being amortized on a straight-line basis over a period of one year, which is the length of the loan.

g.  Accounts Receivable

The Company has entered into various contracts, by which the Company provides financial services.


h.  Issuance of Shares for Services  Stock Options

Valuation of shares for services is based on the fair market value of services.

i. Concentration of Credit Risk

The Company maintains credit with various financial institutions. Management performs periodic evaluations of the relative credit standing of the financial institutions. The company has not sustained any material credit losses for the instruments. The carrying values reflected in the balance sheet at March 31, 2000 reasonable approximate the fair values of cash, accounts payable, and credit obligations. In making such assessment, the Company, has utilized discounted cash flow analysis, estimated, and quoted market prices as appropriate. Note 2p and 2q reflect the fair value of notes, trusts, and mortgages payable in accordance with SFAS 107.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


j.  Principles of Consolidation

The consolidated financial statements include the accounts of Triad Industries, Inc., the parent company, Healthcare Management Resources, a Nevada corporation, RB Capital & Equities, a Nevada corporation, GAM Properties, a California corporation; Triad Realty, a California corporation, and Miramar Associates, a California L.L.C. All subsidiaries are wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

k.  Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. See note 6 regarding income tax benefit.

l.  Line of Credit

The Company has a $ 50,000 line of credit. The line of credit is an adjustable rate loan. The loan is an open revolving line of credit, and annual interest terms of prime plus 3.65%. (i.e. if prime was 9% the interest rate would be 12.65%.) There are no restrictions on the use of this line of credit. There is an outstanding balance of $ 20,597 as of March 31, 2000.

m.  Revenue Recognition and Deferred Revenue

Revenue includes the following: Miramar Road Associates, Inc. revenue consists of commercial rental income. Revenue for Miramar is recognized at each month beginning on a receivable basis. Gam Properties Inc. revenue consists of residential rental income. Revenue for Gam is recognized at each month beginning on a receivable basis. RB Capital & Equities, Inc. revenue consists of consulting income.

RB Capital & Equities, Inc. has various consulting contracts outstanding in which the Company performs a set of various financial services. RB Capital recognizes revenue when services on contracts are provided.





NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n.  Investments in Securities

Marketable securities at March 31, 2000 and 1999 are classified and disclosed as trading securities under the requirements of SFAS No. 115. Under such statement, the Companys securities are required to be reflected at fair market value. Changes in the fair value of investments are reflected in the state statement of operations under other income & expenses.

o.  Property & Equipment

Property is stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs, which do not extend asset lives, are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives ranging from 27.5 years for commercial rental properties, 5 years for tenant improvements, and 5 - 7 years on furniture and equipment. The company owns a fifty-one thousand square foot commercial building located at 6920-6910 A & B and 6914 Miramar Road, San Diego, California.

Land                                          $   327,614
Buildings                                       3,067,619
Computer                                            1,000
Furniture                                           7,224
Tenant Improvements                               153,738
                                    ---------------------
                                    ---------------------
                                              $ 3,557,195
              -------------------------------------------
              -------------------------------------------
Less Accumulated Depreciation                    (178,838)
                                    ---------------------
                                    ---------------------

Net Property and Equipment                    $ 3,378,357
------------------------------------=====================


p.  Property Held for Sale

     Location                  Description        Cost           Debt

2016-18 Balboa                      4 Units    $  420,000   $  306,838
2015-17 Hornblend
2135-39 Grand Ave                   Tri-plex      355,350      233,955
4592 Brancroft                      7 Units       396,100      264,099
3635 3rd. Ave                       Condo         180,000      113,004
NRV                                              (143,255)
                            Total              $1,208,195   $  914,515

     A net realizable valuation allowance was placed on the properties held for sale in the amount of $ 143,255 in accordance with SFAS 121.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

q.  Long Term Debt  Miramar Building

First Trust Deed 2/2000     $1,800,000
           ----------------------------------------
Second Trust Deed 10/1999      380,000
           ----------------------------------------
Third Trust Deed 6/1999        315,000
           ----------------------------------------
Forth Trust Deed 4/1999        259,000
           ----------------------------------------
Fifth Trust Deed  6/2000       28,500
---------------------------------------------------
                         --------------------------
                           $2,782,500
-------------------------==========================

     The office building collateralized the above loans. The loan agreements provide for monthly payments of interest with principle due at the above dates. Management has negotiated with the current lender a short-term extension of these maturity dates and is attempting to obtain long term financing. Management has discovered a lien of approximately $ 400,000 on the office building, which is related to the debt of a stockholder and former officer of the L.L.C.

r.  Investments in Securities Available for Sale


In 1995, the Company bought 250,000 shares of Heritage National Corporation at $
0.10 a share. In 1999, the Company acquired 1.5 million shares of Pro Glass at $ .10 a share.

                               Number of     Value Price  Balance
                               Shares        At Year End  At Year End

Heritage National Corporation      250,000   $   0.10$   25,000
 Pro Glass, Inc.                 1,500,000       0.10   150,000

Total                           $  175,000


Unrealized holding gains and loss will be in accordance with paragraph 13 of SFAS 115 when and if the Companies begin trading. All gains and losses will be recorded in the statement of operations under other income and expenses. As of March 31, 2000 the Company had an 8.5% share of Pro Glass Technologies, Inc. Heritage National Corporation is a privately owned Company.






NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

s.  Accounts Receivable


     Accounts receivable consist of the following:
                                       March 31, 2000

Accounts receivable Various             $ 12,162
Accounts receivable Carrera                  520
Accounts receivable Gahi                   1,450
Accounts receivable Trans-Caribe           2,687
Accounts receivable Fortune Oil           11,500
Accounts receivable Management fees       30,886
Accounts receivable Escondido capital     12,041
Accounts receivable Bellissima             8,000
Accounts receivable 3rd. Avenue           15,083
Accounts receivable Ashy                   5,000
Accounts receivable Todd Smith           254,554
Accounts receivable Trans-Caribe           1,000
                            Total       $354,883
------------------------------------------------

The Company expects to collect accounts receivable within one year. As of March 31, 2000 the accounts receivable outstanding is fully expected to be collected. Therefore, the Company has not set up an allowance for doubtful accounts.



NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

t.  Basic & Diluted Gain / (Loss) Per Common Share

Basic gain / (loss) per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period. Diluted gain / (loss) per common share has been calculated based on the weighted average number of shares of common and preferred stock outstanding during the period.

                                  March 31,      December 31,
                                   2000            1999
Numerator   income (loss)      $    95,697   $  (712,680)
Denominator   weighed average
number of shares outstanding     6,514,585     5,055,774


Basic gain / (loss) per share $    0.0147   $   (0.1401)


                                                      March 31,    December 31,
                                                       2000            1999
Numerator                         income (loss)     $    95,697    $  (712,680)
Denominator                       weighed average
number of shares outstanding                          8,214,585      6,276,048
                                             ---------------------------------
                                             ---------------------------------

Diluted gain / (loss) per share                     $    0.0116    $     (0.11)
---------------------------------------------=================================


NOTE 3.  OPERATING LEASE

The Company operates its facilities under an operating lease agreement with an unrelated party. The base rent is $ 3,434 per month. The Companys lease agreement expires December 31, 2000. The Company has an option to continue on a month to month basis at the end of the current lease.

Rent expense as of March 31, 2000 and 1999 is $ 11,179 and $ 760.

                   Year Ending
           ---------------------
           ---------------------
                 2000     41,208
           ---------------------
           ---------------------
                 2001     42,000
           ---------------------
                 2002     42,000
           ---------------------
                 2003     42,000
           ---------------------
                 2004     42,000
                 ---------------
                 ---------------
                        $209,208
-----------------====================




NOTE 4.  MARKETABLE SECURITIES

At March 31, 2000, the Company held trading securities of the following companies:

                      Number of     Mkt. Price      FMV
                       Shares       At March 31,  At March 31,
                                      2000          2000

Beach Brew             625,000         0.02       17,500
Blue Gold              125,000         0.00          125
Carrara                325,000         0.00          370
Fortune Oil             33,000         0.12        3,960
Greenland                4,113         1.00        4,113
Mezzanine Capital      107,000         3.25      347,750
Nicholas Inv           364,583         0.00          364
Peacock Financial      200,000         1.50      300,000
Phantom Film Corp.     150,000         0.03        4,500
Pro Glass              368,892         0.06       22,133
Spa International      245,165         0.00            0
Superior Oil           100,000         0.03        3,000
Thunderstore             3,068         0.03           92
Total Entertainment     55,000         0.06        3,300
Regan                    5,000         0.05          250
Processing              20,000         0.01          339
                          -------------------------
                          -------------------------
Total                                           $707,769
                          =========================

The Company is in accordance with SFAS 115 when reporting trading securities. All gain and loss are reported in the statement of operations under other income and expenses. Trading securities are reported at market value as of March 31, 2000 in accordance with paragraph 13 of SFAS 115.




NOTE 5.  STOCK

Stock issuance are in accordance with paragraph 8 of SFAS 123, where issuances shall be accounted for based on the fair value of the consideration received.

As of January 1, 1998, there were 2,339,529 shares of common stock outstanding. On June 1998, the Company issued 13,200 shares of common stock valued at $1.07 per share for marketable securities. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities that were received.

On June 17, 1998, the Company issued 60,000 shares of common stock valued at $.90066 per share for marketable securities. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities that were received.

On June 17, 1998, the Company issued 30,480 shares of common stock for the conversion of debt valued at $.334 per share.

On June 17, 1998, the Company issued 135,000 shares of common stock for marketable securities valued at $.334 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities, which were received.

On June 17, 1998, the Company issued 300,000 shares of common stock for services to officers of the Company valued at $.334 per share.

On November 4, 1998, the Company issued 375,000 shares of common stock for a subscription receivable valued at $.166 per share.

On December 31, 1998, the Company issued 18,750 shares of common stock for debt conversion valued at $.3234 per share.

On December 31, 1998, the Company issued 60,759 shares of common stock for management fees valued at $.334 per share.

On December 31, 1998, the Company issued 60,486 shares of common stock for debt conversion valued at $.334 per share.

On December 31, 1998, the Company issued 225,000 shares of common stock for marketable securities valued at $.206 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities that were received.







NOTE 5.  STOCK TRANSACTIONS (CONTINUED)

As of January 1, 1999, there were 3,633,204 shares of common stock outstanding. On March 15, 1999 the Company issued 314,946 shares of common stock for services issued valued at $.625 per share.

At the shareholders meeting held March 15, 1999 the stockholders approved the acquisition of RB Capital and Equities, Inc. a Nevada corporation and its subsidiaries for 1,120,000 shares of common stock and 700,000 shares of preferred stock.

In September the Company issued 150,000 shares of $1.00 par value preferred stock (transaction was valued at the most readily determinable price; which was the value of preferred stock) in exchange for 1.5 million shares of Pro Glass Technologies, Inc. common stock. The 1.5 million shares represented (at the time of acquisition) 8.5% of Pro Glass Technologies, Inc. outstanding common stock.

In December 1999, the Company issued 489,600 shares of common stock to management and key employees for services rendered valued at $ 0.06 per share.

In December 1999, the Company issued 320,000 shares of common stock for cash @ $
0.22 per share. On December 31, 1999 there were 6,403,418 shares of common stock and 850,000 shares of preferred stock outstanding.

On January 5, 2000, the Company issued 72,000 shares of common stock to Directors for services rendered valued at $ 0.06 per share.

On March 1, 2000, the Company issued 123,000 shares of common stock to its President for services rendered valued at $0.15 per share. As of March 31, 2000 there were 6,598,418 shares of common stock and 850,000 shares of preferred stock outstanding.



NOTE 6.  INCOME TAXES

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryfowards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

     At March 31, 2000 the Company has significant operating and capital losses carryfoward. The benefits resulting for the purposes have been estimated as follows:


                             March 31,

                               2000

                          ------------------
Net Operating Losses :
--------------------------------------------
--------------------------------------------
Net operating loss carryforwards     583,842
                          ------------------
                          ------------------

--------------------------------------------
--------------------------------------------
Income Tax Benefit                 $(333,574)
                          ==================


Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforward are expected to be available to reduce taxable income.


NOTE 7.  ACQUISITIONS

The acquisitions of RB Capital and Equities, Inc., a Nevada corporation, and its subsidiaries (Gam Properties and Miramar Road Associates, LLC) were recorded as a purchase in accordance with Accounting Principles Board Opinions No. 16 (APB No. 16).

The operating results of the acquired entities are included in the Companys consolidated financial statements from the date of acquisition.


NOTE 8. SUBSEQUENT EVENT

Gam properties entered into escrow in March for the sale of their 3rd Ave. property. The property sold for $173,000 with escrow closing on April 4, 2000.

Triad Industries, Inc. acquired the assets subject to the liabilities of Northwest Medical Clinic, Inc. Triad Industries, Inc. will acquire 100% of the equity interest Northwest Medical Clinic, Inc. in return for voting common stock, and the Northwest Medical Clinic, Inc. will become a wholly owned subsidiary of the Company. The acquisition was recorded as a purchase in accordance with Accounting Principles Board Opinions No. 16 (APB No. 16).


NOTE 9.  STOCKHOLDERS EQUITY

The stockholders equity section of the Company contains the following classes of capital stock as of March 31, 2000.

(A) Preferred Stock, nonvoting, $ 1.00 par value; 10,000,000 shares authorized; 850,000 shares issued and outstanding.

(B) Common stock, $ 0.001 par value; 50,000,000 shares authorized; 6,598,418 and 6,403,418 shares issued and outstanding for 2000 and 1999, respectively.

The holders of Preferred Stock are entitled to receive dividends calculated using an Available Cash Flow formula as prescribed by the Certificate of Designation of Preferred Stock. There have not been any dividends declared as of March 31, 2000.

NOTE 10.  ISSUANCE OF SHARES FOR SERVICES STOCK OPTIONS

The Company has a nonqualified stock option plan, which provides for the granting of options to key employees, consultants, and nonemployees directors of the Company. The valuation of shares for services are based on the fair market value of services. The Company has elected to account for the stock option plan in accordance with paragraph 30 of SFAS 123 were the compensation to employees should be recognized over the period(s) in which the related employee services are rendered. In accordance with paragraph 19 of SFAS 123 the fair value of a stock option granted is estimated using an option-pricing model.

A total of 195,000 shares were issued for services to management and key employees for the



                 ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Liquidity and Capital Resources

     As of March 31, 2000 the Company has $2,631,998 in current assets and equity of $2,277,372 of which to pay its obligations.

Results of Operations

     For the quarter ended March 31, 2000 the Company had revenues of $234,420 and operating expenses of $251,937 compared to revenues of $117,457 and operating expenses of $103,802 for the same period of 1999.

     Depreciation and amortization was up $63,949 for the first three months of 2000 compared to the same period of 1999. This is attributed to the fact the Company acquired the Gam and Miramar Properties at the end of February 1999, therefore; in 2000 the Company had a full three months depreciation on these assets. There was also approximately a $68,000 increase in interest expense for the first quarter of 2000. This can also be attributed to the acquisition of the Gam and Miramar properties. There was also a $163,935 unrealized gain in marketable securities.

Net Operating Loss

     The Company has accumulated approximately $583,842 of net operating loss carryforwards as of March 31, 2000, which may be offset against taxable income and incomes taxes in future years. The use of these to losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net loss carryforwards. The carryforwards expire in the year 2015. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of carryforwards, which can be used. A tax benefit has been recorded in the Companys financial statements for the year ended December 31, 1999 in the amount of $367,300 and for the three months ended March 31, 2000 in the amount of $333,574.

Sale of Common Capital Stock

          On January 5, 2000 the Company issued 72,000 shares of common stock to six directors for directors fees at $.06 per share. 19

          On March 1, 2000 the Company issued 123,000 shares of common stock to its President for services rendered at $.15 per share.

          As of March 31, 2000 the Company has 6,598,418 shares of common stock outstanding.

Risk Factors and Cautionary Statements

          Forward-looking statements in this report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company wished to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve the risk and uncertainties that could cause actual results to differ materially from those expressed on or implied by the statements, including, but not limited to, the following: the ability of the Company to successfully meet its cash and working capital needs, the ability of the Company to successfully market its product, and other risks detailed in the Companys periodic report filings with the Securities and Exchange Commission.

                            PART II OTHER INFORMATION

                            ITEM 1. LEGAL PROCEEDINGS

          A lawsuit was filed (case #729554) naming GAM Properties, Inc., a wholly owned subsidiary, as a defendant. The Companys attorneys advised the suit was without merit. The case was dismissed with prejudice on March 21, 2000.

                          ITEM 2. CHANGES IN SECURITIES

On January 5, 2000 the Company issued 72,000 shares of common stock to six directors for fees at $.06 per share.

          On March 1, 2000 the Company issued 123,000 shares of common stock to its President for services rendered at $.15 per share.

          As of March 31, 2000 the Company has 6,598,418 shares of common stock outstanding.

                     ITEM 3. DEFAULTS UPON SENIOR SECURITIES

          None.

          ITEM 4. SUBMISSION OF MATTERS TO BE A VOTE OF SECURITY  HOLDERS

         None.
     20


                            ITEM 5. OTHER INFORMATION


         None.


                       ITEM 6. EXHIBITS AND REPORTS ON 8-K

a.       Form 10SB/A filed by reference on January 28, 2000.
b.       Reports on 8K
                  None.
21

                                   SIGNATURES

          In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        TRIAD INDUSTRIES, INC.


Dated: May 23, 2001

                                                   By:/S/ Gary DeGano
                                                          Gary DeGano
                                                          President, Director


                                                   By:/S/ Michael Kelleher
                                                          Michael Kelleher
                                                          Secretary, Treasurer
                                                          and Director
























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